Exhibit 99.3

NOTICE AND ACCESS NOTIFICATION

& AVAILABILITY OF PROXY MATERIALS

FOR THE SNDL INC.

ANNUAL MEETING OF SHAREHOLDERS

MEETING DATE AND LOCATION

Date and Time: Thursday, July 27, 2023 at 9:00a.m. (Toronto Time)

Location: virtual-only meeting via live audio webcast online at: https://web.lumiagm.com/446232042

Notice is hereby given that the annual meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of SNDL Inc. (the "Corporation" or “SNDL”) will be held virtually via live audio webcast online at: https://web.lumiagm.com/446232042 on Thursday, July 27, 2023 at 9:00 a.m. (Toronto Time).

NOTICE AND ACCESS

You are receiving this notification because SNDL has elected to use the notice-and-access provisions (“Notice and Access”) under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer for the meeting in respect of mailings to beneficial holders of Common Shares. Proxy materials for the Meeting are available to Shareholders for viewing and downloading online. This document provides an overview of these materials.

Shareholders are reminded to access and review the information circular and other proxy materials available online prior to voting.

NOTICE AND ACCESS

Materials for the Meeting are available at:

www.sedar.com

or

https://odysseytrust.com/client/sndl-inc/

Obtaining Paper Copies Meeting Materials

Shareholders may request to receive paper copies of the Meeting materials by mail at no cost. Requests for paper copies must be received by July 13, 2023, for the paper copy to be delivered in advance of the Meeting. Shareholders may request a paper copy of the Meeting materials up to one year from the date the Meeting materials were filed on www.sedar.com. For more information regarding Notice and Access or to obtain a paper copy of the Meeting materials, please contact our transfer agent, Odyssey Trust Company, via their website at www.odysseycontact.com or by phone at 1-888-290-1175 (within North America) or 1-587-885-0960 (outside North America).

Stratification

The Corporation is providing paper copies of its information circular for the Meeting only to its registered shareholders.

BUSINESS OF THE MEETING

The resolutions to be voted on at the meeting, described in detail in SNDL’s related information circular, are as follows:

Number of Directors:	Shareholders will be asked to set the number of directors of the Corporation at six (6).
Election of Directors:

Shareholders will be asked to elect six (6) directors for the ensuing year or until their successors are appointed or elected. Information respecting the election of directors may be found in SNDL’s information circular under “Particulars of the matters to be Acted Upon at the Meeting – Election of Directors”.

Appointment of Auditor:	Shareholders will be asked to re-appoint Marcum LLP as the auditors of the Corporation for the ensuing year and to authorize SNDL’s board of directors to fix the auditor's remuneration as such.
Other Business:	Shareholders may be asked to transact other items of business that may be properly brought before the meeting or any adjournment or postponement thereof.

VOTING

To vote your securities, please refer to the instructions on the enclosed Proxy or Voting Instruction Form. Your Proxy or Voting Instruction Form must be received by 9:00 am (Toronto time) on July 25, 2023.